Exhibit 4(e)(iv)
AMENDMENT TO
THE HARRIS CORPORATION MASTER TRUST

THIS AGREEMENT is made this 3rd day of May, 2010 by and between HARRIS CORPORATION, a Delaware corporation, (the “Company”), and THE NORTHERN TRUST COMPANY, an Illinois corporation of Chicago, Illinois (the “Trustee”);

WHEREAS, the Company and the Trustee executed an amended and restated master trust agreement and declaration of trust (the “Agreement”) creating the Harris Corporation Master Trust made the 2nd day of December, 2003 and effective the 3rd day of November, 2003, (the “Trust”);

WHEREAS, the Company and the Trustee desire to amend the Trust pursuant to Section 12.1;

NOW, THEREFORE, the sections of the Trust set forth below are amended as follows, but all other sections of the Trust shall remain in full force and effect.

1.	Section 5.2 is hereby amended by adding the following sentence at the end:

Notwithstanding anything in this agreement to the contrary, the Investment Committee shall have the authority to engage any person or entity to buy and sell shares of Company Stock held in the Company Stock Investment Fund, and in such case the Trustee shall not have the responsibility for such purchases and sales of Company Stock. For the avoidance of doubt, if the Investment Committee does not engage any person or entity to buy or sell shares of Company Stock, the Trustee shall buy and sell shares of Company Stock in accordance with this Sections 5.2.

IN WITNESS WHEREOF, the Company and the Trustee have caused this Amendment to be executed and their respective corporate seals to be affixed and attested by their respective corporate officers on the day and year first written above.

HARRIS CORPORTION by the Harris Corporation Investment Committee

By: /s/ Patrick Baumann

Its: Assistant Treasurer

THE NORTHERN TRUST COMPANY

By: /s/ Robert Draths

Its: Senior Vice President